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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            dated September 24, 2001


                                WORLD GAMING PLC
                    (Exact Name as Specified in its Charter)

                                       N/A
                                -----------------
                       (Translation of Registrant's Name)

                    The CIBC Banking Centre, Old Parham Road
                       P.O. Box 3265, St. John's, Antigua
                       ----------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               No  X
             ----            ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    September 24, 2001

                                         WORLD GAMING P.C



                                         By:  /s/ RODNEY DAVIS
                                              --------------------------
                                              Name:  Rodney Davis
                                              Title: Chief Financial Officer


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                                  EXHIBIT INDEX


Exhibit     Description of Exhibit
-------     ----------------------
1           Registrant's Financial Statements for the year ended April 30, 2001